Exhibit 99.19

English Summary

of

Independent Non-Executive Director Service Contract

between

Yashili International Holdings Ltd

and

Mr. Liu Jin Ting (the “Service Contract”)

On November 28, 2012 Yashili International Holdings Ltd (the “Company”) and Mr. Liu Jin Ting (“Mr. Liu”) entered into an independent non-executive director service contract, pursuant to which Mr. Liu agreed to serve as an independent non-executive director (“INED”) of the Company in accordance with the terms and conditions of the Service Contract.

Term of Employment

Mr. Liu shall serve the Company as an INED for a period of three years upon the date when the Company’s shares are traded on The Stock Exchange of Hong Kong Limited (“Hong Kong Stock Exchange”), which may be automatically renewed for a period up to three years, unless the Service Contract is terminated pursuant to the terms therein.

Duties

Mr. Liu undertakes to the Company that during the term of the Service Contract, he shall, among others: (i) observe and comply with (a) the Company’s memorandum and articles of association, (b) applicable laws, regulations and rules, and (c) the resolutions passed by the board of directors (the “Board”) or the shareholders’ meeting of the Company; (ii) attend the Company’s Board meetings, shareholders’ meetings and any other meetings of the sub-committees of which Mr. Liu serves as a member, and (iii) keep the Board promptly and fully informed (in writing if so requested) of any conflicts of interests that may be incurred by his matters or activities against the Company.

Remuneration and Expenses

Mr. Liu is entitled to receive an annual remuneration of RMB 60,000 for carrying out his duties under the Service Contract during the terms thereof, subject to any adjustment upon annually reviews by the remuneration committee of the Board.

The Company shall reimburse Mr. Liu for all travelling, hotel, entertainment and other out-of-pocket expenses reasonably and properly incurred by him in the discharge of his duties under the Service Contract.

Mr. Liu is entitled to participate in the Company’s share option scheme upon the listing of the Company on the Hong Kong Stock Exchange.

Representations and Warranties

Mr. Liu has made certain representations and warranties in relation to, among others, his qualifications as a director of a company listed on the main board of Hong Kong Stock Exchange, his cooperation with Hong Kong Stock Exchange with respect to any investigation, his compliance with applicable laws, regulations and rules, and his performance of duties owed to the shareholders under the common law and the articles of association of the Company.

Non-competition

Mr. Liu shall not (either acting by himself or through others) become a shareholder (except than a shareholder holding less than 5% of outstanding shares in a company listed on any recognized stock exchange), director, employee, partner or agent in any business that may directly or indirectly compete with the business of the Company (the “Competing Business”), at any time during the term of the Service Contract.

Mr. Liu warrants that during the term of the Company and for a period of half a year thereafter, he shall not (i) conduct any Competing Business, or (ii) seek or take employment with any person or entity engaged in any Competing Business.

Confidentiality

Mr. Liu understands that he may obtain in the course of his term certain confidential information of the Company and acknowledges that such confidential information is solely owned by and under control of the Company.

Mr. Liu shall not, either during the term of his directorship or thereafter: (i) divulge or communicate such confidential information to any third party except to the senior management of the Company or as requested by applicable laws; (ii) use such confidential information for his own purposes or for any purposes other than those of the Company; or (iii) through any failure to exercise all due care and diligence cause any unauthorized disclosure of such confidential information; provided that such restrictions shall not apply to any information or knowledge which may become available to the public generally or otherwise required by applicable laws.

All documents, records, memorandum, manuals, tapes related to the business of the Company shall be returned by Mr. Liu to the Company upon the termination of his service for the Company.

Non-solicitation

Mr. Liu undertakes that during the term of his directorship and for a period of six months thereafter, he shall not, whether directly or indirectly: (i) solicit or try to pursuit any employees, directors, counsels or advisors of the Company or its subsidiaries or any individuals or entities engaged in regular transactions with the Company or any of its subsidiary to compete with the Company or any of its subsidiary, or (ii) employ or engage any employees, counsels, advisers or contractors of the Company or its subsidiaries.

Termination

The Service Contract may be terminated by either party by giving not less than three months prior notice in writing or paying corresponding remuneration in lieu of the said period of notice.

The Service Contract may be terminated by the Company without prior notice if Mr. Liu shall at any time: (i) be disqualified to act as a director of the Company under any applicable laws, regulations or rules; (ii) become incapacitated by accident or ill-health from performing his duties under the Service Contract for twelve consecutive months; (iii) become bankrupt or make any similar arrangement with his creditors; (iv) (a) be found guilty of any grave misconduct or willful neglect in the discharge of his duties under the Service Contract, (b) seriously breach the Service Contract, (c) be in serious and continuous violation of his duties owed to the Company and any of its subsidiary, or (d) cause damages or losses to the Company due to his intentional misconduct or material negligence in performing his duties under the Service Contract; (v) be convicted of any criminal offence or fraudulence; (vi) bring the Company into disrepute or cause losses to the profits of the Company or any of its subsidiary; (vii) become mentally ill; or (viii) fail to be re-elected by the shareholders’ meeting.